EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Owner	% Ownership

National Western Life Insurance Company	Colorado	National Western Life Group, Inc.	100%

The Westcap Corporation (of Delaware)	Delaware	National Western Life Insurance Company	100%

NWL Investments, Inc.	Texas	National Western Life Group, Inc.	100%

NWL Financial, Inc.	Nevada	National Western Life Insurance Company	100%

NWL Services, Inc.	Nevada	National Western Life Group, Inc.	100%

NWLSM, Inc.	Nevada	National Western Life Insurance Company	100%

Regent Care San Marcos Holdings, LLC	Texas	National Western Life Group, Inc.	100%

Braker P III, LLC	Texas	National Western Life Insurance Company	100%

The subsidiaries conduct business under the same corporate names as detailed above.